UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Transwitch Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

894065101

(CUSIP Number)

Jeffrey C. Soza, Esq.

Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP

10250 Constellation Blvd,.19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 894065101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brener International Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,300,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,300,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.73%

14.	Type of Reporting Person (See Instructions) 00

*              Percentage calculated on the basis of 133,068,553 shares of common stock issued and outstanding on October 31, 2007, as set forth in Transwitch Corporation’s Form 10-Q filed on November 8, 2007, for the period ending September 30, 2007.

CUSIP No. 894065101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marbre Services LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,100,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,100,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.83%

14.	Type of Reporting Person (See Instructions) 00

*              Percentage calculated on the basis of 133,068,553 shares of common stock issued and outstanding on October 31, 2007, as set forth in Transwitch Corporation’s Form 10-Q filed on November 8, 2007, for the period ending September 30, 2007.

CUSIP No. 894065101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Clive Fleissig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 75,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .06%

14.	Type of Reporting Person (See Instructions) IN

*              Percentage calculated on the basis of 133,068,553 shares of common stock issued and outstanding on October 31, 2007, as set forth in Transwitch Corporation’s Form 10-Q filed on November 8, 2007, for the period ending September 30, 2007.

Item 1.                                Security and Issuer

               This Schedule 13D relates to the common stock, par value $.001 per share of Transwitch Corporation (the “Company”), which has its principal executive office at 3 Enterprise Drive, Shelton, Connecticut  06484.

Item 2.                                Identity and Background

                This Schedule 13D is being filed on behalf of Brener International Group LLC (“BIG”), Marbre Services Ltd. (“Marbre”), and Clive Fleissig (collectively, the “Filing Persons”).  BIG and Marbre are each engaged in the business of buying, selling and holding selected equity securities.  Mr. Fleissig’s principal occupation is Chief Operating Officer of BIG.

                The principal business address for BIG and Mr. Fleissig is 421 N. Beverly Drive, Suite 300, Beverly Hills, California 90210.  The principal business address for Marbre is Edificio Balboa Plaza 522, Avenida Balboa, Republic of Panama.  During the past five years, none of the Filing Persons (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(a)           Gabriel Brener is the Chief Executive Officer and sole manager of BIG.  Pablo Brener is the sole beneficial owner of Marbre.

(b)           The business address for Gabriel Brener is 421 N. Beverly Drive, Suite 300, Beverly Hills, California 90210.  The business address for Pablo Brener is Paseo de la Reforma 2360, Mexico, D.F. Mexico 11020.

(c)           Gabriel Brener’s principal occupation is serving as the Chairman and Chief Executive Officer of BIG.  Pablo Brener’s principal occupation is serving as an investor of Marbre.

(d) – (e)  During the last five years, neither Gabriel Brener nor Pablo Brener (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Gabriel Brener and Clive Fleissig are both United States citizens.  Pablo Brener is a citizen of Mexico.

Item 3.                                Source and Amount of Funds or Other Consideration

                The purchase price for the shares of common stock beneficially owned by BIG and Marbre was funded from cash and cash equivalents on hand.  The purchase price for the shares of common stock beneficially owned by Mr. Fleissig was funded from personal funds.  The aggregate purchase price of the shares by BIG, Marbre and Mr. Fleissig was approximately $3,028,000, $6,978,000 and $104,000, respectively.

Item 4.                                Purpose of Transaction

                The Filing Persons acquired the shares for investment purposes and do not have a present intent to acquire or influence control over the business of the Company.  The Filing Persons may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Company and other factors.  Although the Filing Persons are discouraged with the direction of the Company and management’s inability to execute its business plan, other than as set forth in this Item 4, the Filing Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer

(a) – (b)  The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof.

Name	Number of Shares	Percent of Outstanding(1)
Brener International Group	2,300,000	1.73%
Marbre Services, Ltd.	5,100,000	3.83%

Clive Fleissig	75,000.06%

(1)  *       Computed on the basis of 133,068,553 shares of common stock issued and outstanding on October 31, 2007 as set forth in the Issuer’s Form 10-Q filed on November 6, 2007, for the period ending September 30, 2007.

(c)  The table included in Appendix A sets forth transactions in shares by the Filing Person in the last 60 days.

(d)  No person other than the Filing Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e)  Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                There are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                                Material to Be Filed as Exhibits

None.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2007
Brener International Group, LLC

	By:	GABRIEL BRENER
Name: Gabriel Brener
Title: Chairman and Chief Executive Officer

Marbre Services, Ltd.

	By:	RUDY VALNER
Name: Rudy Valner
Title: Authorized Agent

CLIVE FLEISSIG
Clive Fleissig

Appendix A

                The following table sets forth transactions in Transwitch Corporation shares by Brener International Group during the last 60 days. The November 13, 2007 transaction was effected in the open market. The December 19, 2007 transaction was effected as a block trade through a broker dealer.

Date	Number of Shares	Cost
11/13/2007	150,000	$150,045
12/19/2007	500,000	$395,850

The following table sets forth transactions in Transwitch Corporation shares by Marbre Services, Ltd. during the last 60 days. The December 26 and 27 transactions were effected in the open market. The December 28, 2007 transaction was effected as a block trade through a broker dealer.

Date	Number of Shares	Cost
12/26/2007	14,000	$12,600
12/27/2007	86,000	$76,178
12/28/2007	400,000	$347,896

Clive Fleissig has not engaged in any transactions in Transwitch Corporation shares in the last 60 days.